AM 3/24/2005



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52676

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JSB PARTNERS, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)



DAMONMILL SQUARE, SUITE 6A
(No. and Street)

CONCORD (City) MA (State) 01742 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
T. SCOTT JOHNSON 978-318-9799
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STEPHEN J. SUSSMAN, PLLC CERTIFIED PUBLIC ACCOUNTANT
(Name – *if individual, state last, first, middle name*)

12 PARMENTER ROAD (Address) LONDONDERRY (City) (State) 03053 (Zip Code)



PROCESSED
MAR 31 2005
THOMSON
FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, T. SCOTT JOHNSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JSB PARTNERS, L.P., as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PARTNER

Title



Notary Public



This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JSB PARTNERS, L.P.

FINANCIAL STATEMENTS

DECEMBER 31, 2004

STEPHEN J. SUSSMAN
Certified Public Accountant
12 PARMENTER ROAD
LONDONDERRY, NH 03053
TEL. (603) 437-1910
FAX (603) 437-3676

Independent Auditor's Report

To the Partners'
JSB Partners, L.P.
Concord, MA

We have audited the accompanying consolidated statement of financial condition of JSB Partners, L.P., and its subsidiary (the Company) as of December 31, 2004, and the related consolidated statements of income, changes in partners' capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of JSB Partners, L.P. and subsidiary at December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Stephen J. Sussman, PLLC
Certified Public Accountant
Londonderry, New Hampshire
February 23, 2005

JSB PARTNERS, L.P.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Cash	$ 760,369
Restricted cash	11,801
Receivable from customers	129,427
Receivable from non-customers	51,049
Prepaid expenses	13,742
Security deposits	1,386
Furniture and equipment, at cost, less accumulated depreciation of $95,201	34,850
Total assets	$ 1,002,624

LIABILITIES AND PARTNERS' CAPITAL

Accounts payable and accrued expenses	$ 68,496
Payroll liabilities	1,946
Sales and use tax payable	195
Income taxes payable	326
Total liabilities	70,963
Partners' capital	931,661
Total liabilities and partners' capital	$ 1,002,624

The accompanying notes are an integral part of these financial statements.

JSB PARTNERS, L.P.

CONSOLIDATED STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2004

Revenues:	
Fee income	$ 5,486,743
Interest income	989
	5,487,732
Expenses:	
Employee compensation, guaranteed payments, and benefits	437,431
Consulting fees	287,447
Communications and data processing	73,146
Interest expense	143
Legal and professional fees	170,139
Occupancy expenses	119,074
Other operating expenses	433,036
	1,520,416
Income (loss) before income taxes	3,967,316
Provision for trade and income taxes	5,232
Net income(loss)	3,962,084
Other comprehensive income:	
Foreign currency translation adjustments	7,702
Comprehensive income (loss)	$ 3,969,786

The accompanying notes are an integral part of these financial statements.

JSB PARTNERS, L.P.

CONSOLIDATED STATEMENT OF CHANGES IN PARTNERS' CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2004

Partners' capital at beginning of year	$	383,882
Net income(loss)		3,962,084
Partners' distributions		(3,422,007)
Foreign currency translation adjustment		7,702
Partners' capital at end of year	$	931,661

The accompanying notes are an integral part of these financial statements.

JSB PARTNERS, L.P.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities:		
Net income (loss)		$ 3,962,084
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	$ 17,000	
Amortization	330	
(Increase) decrease in operating assets:		
Decrease in restricted cash	36,731	
Increase in receivables from customers	(65,021)	
Increase in receivables from non-customers	(4,356)	
Decrease in prepaid expenses	2,373	
Increase (decrease) in operating liabilities:		
Decrease in accounts payable and accrued expenses	(48,405)	
Increase in payroll liabilities	1,946	
Increase in sales and use tax payable	195	
Increase in income taxes payable	326	
Decrease in distribution payable	(6,685)	
Decrease in deferred revenue	(18,406)	
Total adjustments		(83,972)
Net cash provided by operating activities		3,878,112
Cash flows from investing activities:		
Acquisition of fixed assets		(12,037)
Cash flows from financing activities:		
Distributions to partners'		(3,422,007)
Effect of foreign currency translation on cash		5,269
Net increase in cash		449,337
Cash at beginning of year		311,032
Cash at end of year		$ 760,369

The accompanying notes are an integral part of these financial statements.

JSB PARTNERS, L.P.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2004

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:

Interest	$	143
Income taxes	$	4,906

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

JSB PARTNERS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

The Company, a Delaware limited partnership, was organized in July, 1999. The partnership shall continue in existence until December 31, 2049, unless terminated at an earlier date. It operates as a registered broker-dealer under the Securities and Exchange Act of 1934. The Company's principle business is acting as financial advisors to Biotech and Pharmaceutical companies in their acquisitions and merger efforts.

Organizational Structure

The Partnership agreement provides for profits or losses to be allocated 1% to the General Partner, 33.33% to each individual Limited Partners.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

The accompanying financial statements include the accounts JSB Partners, L.P. and JSB Partners, Gmbh, a wholly owned German subsidiary. Significant Intercompany balances and transactions have been eliminated in consolidation.

Translation of Foreign Currency

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in net income. A foreign currency transaction loss of $98,792 is included in net income for the year ended December 31, 2004.

Restricted Cash

The Company has placed $11,801 in a term deposit account to serve as cash collateral for standby letters of credit in connection with an operating lease.

Fixed Assets

Property and equipment are recorded at cost. The cost of maintenance and repairs are charged to expense as incurred. Major improvements to property and equipment are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Depreciation expense for 2004 was $17,000.

NOTE 2 - TAXES ON INCOME

The Company has chosen to be treated as a partnership for federal and state income tax purposes. A partnership is not a taxpaying entity for federal or state income tax purposes. Accordingly, no income tax expense has been recorded in the statements. All income or losses will be reported on the individual members' income tax returns.

The German subsidiary is treated as a separate entity and is subject to trade and income taxes.

NOTE 3 - NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital as computed under 15c3-1, was $689,406 at December 31, 2004, which exceeded required net capital of $5,000 by $684,406. The ratio of aggregate indebtedness to net capital at December 31, 2004 was 10.3%.

JSB PARTNERS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2004

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company has various non-cancelable operating leases on facilities requiring annual payments as follows:

Fiscal Year Ending	Amount
2005	$ 45,584
2006	43,080
Total	$ 88,664

Rent expense for the year ending December 31, 2004 was $83,394.

NOTE 5 – ACCOUNTS RECEIVABLE

The Company considers accounts receivable to be fully collectible at year-end. Accordingly, no allowance for doubtful accounts has been recorded.

NOTE 6– CONCENTRATION OF CREDIT RISK

The Company has cash deposits in a financial institution in excess of the amount insured by the Federal Deposit Insurance Corporation (FDIC). The excess amount was $616,814 at December 31, 2004.

JSB PARTNERS, L.P.

SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2004

JSB PARTNERS, L.P.

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2004

Total ownership equity from statement of financial condition	$ 931,661
Total nonallowable assets from statement of financial condition	(242,255)
Net capital before haircuts on securities positions	$ 689,406
Haircuts on securities	-
Net capital	$ 689,406
Aggregate indebtedness:	
Total A.I. liabilities from statement of financial condition	$ 70,963
Total aggregate indebtedness	$ 70,963
Percentage of aggregate indebtedness to net capital	10.3%
Computation of basic net capital requirement:	
Minimum net capital required (6-2/3% of A.I.)	$ 4,731
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 684,406
Excess net capital at 1000%	$ 682,309

JSB PARTNERS, L.P.

RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 (X-17A-5) AT DECEMBER 31, 2004

SCHEDULE I (CONTINUED)

	FOCUS REPORT - PART IIA QUARTER ENDED 12/31/04	ADJUSTMENTS	ANNUAL FINANCIAL STATEMENTS AT 12/31/04
COMPUTATION OF NET CAPITAL			
Total ownership equity from statement of financial condition	$ 931,661	$ (0)	$ 931,661
Deductions and/or charges:			
Total nonallowable assets from statement of financial condition	230,453	11,802	242,255
Haircuts on securities	-	-	-
Total deductions	230,453	11,802	242,255
Net capital	$ 701,208	$ (11,802)	$ 689,406

SCHEDULE II

JSB PARTNERS, L.P.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2004

The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

STEPHEN J. SUSSMAN
Certified Public Accountant
12 PARMENTER ROAD LONDONDERRY, NH 03053 TEL. (603) 437-1910
FAX (603) 437-3676

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

To the Partners'
JSB Partners, L.P.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of JSB Partners, L.P. (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that

transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with general accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedure accounting principles generally accepted in the United States of America.
s listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed that a lack of segregation of function exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of JSB Partners, LP for the year ended December 31, 2004 and this report does not effect our report thereon dated February 23, 2005.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for information and use of the Board of Directors, management, the Securities and Exchange Commission, The National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Stephen J. Sussman, PLLC
Certified Public Accountant
Londonderry, New Hampshire
February 23, 2005